UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Reis, Inc.

(Name of Issuer)
Common Stock Par Value $.02 per Share

(Title of Class of Securities)
950240200

(CUSIP Number)
Heather Kreager
5949 Sherry Lane
Suite 1900
Dallas, Texas 75225
(214) 210-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 4, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). SVP-RPC Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Rosewood Property Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Rosewood Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Caroline Hunt Trust Estate

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Bear Investor Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		441,263

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

441,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Bear Hunter L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		441,263

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

441,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Grizzly Bear, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		441,263

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

441,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Nacolah Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		441,263

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

441,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). North American Company for Life and Health

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		441,263

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

441,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Sammons Financial Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		441,263

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

441,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Sammons Venture Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		202,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		202,250

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	202,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Consolidated Investment Service, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		640,402

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

640,402

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Sammons Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		640,402

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

640,402

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		640,402

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

640,402

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

     This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) amends and restates in its entirety the Schedule 13D, as amended by Amendments No. 1 and 2 (collectively, the “Schedule 13D”) filed by SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, Caroline Hunt Trust Estate, Sammons Venture Properties, Inc., Consolidated Investment Services, Inc., Sammons Enterprises, Inc. and The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2 by furnishing the information set forth below. This Amendment No. 3 relates to shares acquired by certain former holders of shares of Reis, Inc. (“Reis”), who received shares of common stock of Wellsford Real Properties, Inc. (“Wellsford”) in the merger of Reis into Wellsford that was consummated on May 31, 2007, which includes a second joint venture as described below.
     This Amendment No. 3 relates to an exit filing for the Rosewood Entities (as defined below) and SVP-RPC (as defined below) which now have no beneficial ownership of the outstanding shares of Common Stock (as defined below) of the Issuer (as defined below). The Rosewood Entities and SVP-RPC will cease to be Reporting Persons after this filing.
Item 1. Security and Issuer
     This statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.02 par value per share (the “Common Stock”), of Reis, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 535 Madison Avenue, New York, New York 10022.
Item 2. Identity and Background
     This Statement is being filed by (i) SVP-RPC Joint Venture (“SVP-RPC”), (ii) Rosewood Property Company (“RPC”), (iii) The Rosewood Corporation (“Rosewood”), (iv) Caroline Hunt Trust Estate (“CHTE”) (collectively, RPC, Rosewood and CHTE, the “Rosewood Entities”), (v) Sammons Venture Properties, Inc. (“SVP”), (vi) Consolidated Investment Services, Inc. (“Consolidated”), (vii) Sammons Enterprises, Inc. (“Sammons”) and (viii) The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2 (the “Sammons Trust”), (ix), Bear Investor Joint Venture (“Bear Investor”), (x) Nacolah Ventures, LLC (“Nacolah”), (xi) North American Company for Life and Health (“NACLH”), (xii) Sammons Financial Group, Inc. (“Sammons Financial”), (xiii) Bear Hunter, L.P. (“Bear Hunter”), and (xiv) Grizzly Bear, LLC (“Grizzly Bear” and together with SVP-RPC, RPC, Rosewood, CHTE, SVP, Consolidated, Sammons, Nacolah, NACLH, Sammons Financial, the Sammons Estate, Bear Investor, and Bear Hunter, the “Reporting Persons”). Collectively, SVP, Consolidated, Sammons, Sammons Trust, Nacolah, NACLH and Sammons Financial are sometimes referred to as the “Sammons Entities.”
     RPC and SVP were venturers in SVP-RPC. RPC is a wholly-owned subsidiary of Rosewood. Rosewood is a wholly-owned subsidiary of CHTE. SVP is a wholly-owned subsidiary of Consolidated. Consolidated is a wholly-owned subsidiary of Sammons. Sammons is 95.85% owned by the Sammons Trust.
     Nacolah and Bear Hunter are venturers in Bear Investor, as was CHTE, with Nacolah designating two of five members of the investment committee, and Bear Hunter designating three such members. Grizzly Bear is the general partner of Bear Hunter. Nacolah is owned 1% by Sammons Financial and 99% by NACLH, which is owned by Sammons Financial. Sammons

Financial is owned by Consolidated which is owned by the Sammons Trust. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.
     SVP-RPC is a Texas joint venture. The principal business activities of SVP-RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Major decisions for SVP-RPC must be made by RPC and SVP.
     RPC is a Delaware corporation. The principal business activities of RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. CHTE is a Texas trust. The principal business activities of CHTE are to invest in closely held stock, other securities and ranching.
     SVP is a Delaware corporation. The principal business activities of SVP are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Consolidated is a Nevada corporation. The principal business activity of each of Consolidated and Nacolah is to act as a holding company. Each of Sammons Financial and Sammons is a Delaware corporation. NACLH is an Illinois insurance company; its principle business is life and health insurance. The principal business activity of each of Sammons Financial and Sammons is to act as a holding company. The Sammons Trust is a charitable trust formed in the State of Texas.
     Bear Investor is a Texas general partnership, Bear Hunter is a Texas limited partnership, and Grizzly Bear is a Delaware limited liability company. Their principal business activities are to acquire, own, invest in, sell and otherwise dispose of investments in operating companies.
     The principal business and office address of SVP-RPC is 3401 Armstrong, Dallas, Texas 75205 and of RPC is 2101 Cedar Springs, Suite 1600, Dallas, Texas 75201. The principal business and office address of each of Rosewood and CHTE is 2101 Cedar Springs, Suite 1600, Dallas, Texas 75201. The principal business and office address of each of SVP, Nacolah, Sammons and the Sammons Trust is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225-6553. The mailing address of Consolidated is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225.
     The principal address of NACLH and Sammons Financial is 525 West Van Buren, Chicago, IL 60607.

     The name, business address and present principal occupation or employment of the trustee and advisory board members of CHTE and each of the executive officers and directors of RPC and Rosewood are set forth on Attachment A hereto.
     The name, business address and present principal occupation or employment of the trustees of the Sammons Trust and each of the executive officers and directors of SVP and Nacolah are set forth on Attachment B hereto.
     The name, business address and present principal occupation or employment of the trustees of the Sammons Trust and each of the executive officers and directors of Bear Investor, Bear Hunter and Grizzly Bear are set forth in Attachment C hereto.
     To the best knowledge of the Reporting Persons, all persons listed on Attachments A, B and C are United States citizens.
     During the last five years, no Reporting Persons, nor, to the best knowledge of such Reporting Persons, any of the trustee or advisory board members of the CHTE or the trustees of the Sammons Trust or any of the executive officers or directors of RPC, Rosewood, SVP, Consolidated or Sammons have been (1) convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On June 2, 1997, SVP-RPC purchased 811,000 shares of the Common Stock (the “Original Shares”) in a private transaction for $8,353,000. SVP-RPC used its working capital to effect the purchase of the Original Shares, and such Original Shares were purchased for investment. On June 12, 2000, the Issuer effected a reverse stock split (the “Stock Split”) that resulted in SVP-RPC owning 405,500 shares of the Common Stock. On June 8, 2001, the Issuer repurchased 2,020,784 shares of the outstanding Common Stock from third parties unrelated to any of the Reporting Persons (the “Stock Redemption”). On May 31, 2007, Reis, Inc. (“Reis”) was merged (the “Merger” and, together with the Stock Split and the Stock Redemption, the “Issuer Transactions”) with and into the Issuer. After the issuance of Common Stock in the Merger, there were approximately 10,770,000 shares of Common Stock outstanding. As a result, SVP-RPC beneficially owned approximately 3.8% of the outstanding Common Stock. No additional funds were paid by any Reporting Person in connection with the Issuer Transactions.
     On August 6, 1998, Bear Investor purchased 19,455 shares of the preferred common stock of Reis (the “Reis Shares”) Series A for $1,945,455. On November 24, 1999, Bear Investor purchased 5,836 Reis Shares, Series B, for $583,636. On April 14, 2000, Bear Investor purchased 5,836 Reis Shares, Series C, for $583,636, and also received for no further consideration 3,551 Reis Shares, Series C. Also on April 14, 2000, Bear Investor purchased 7,780 shares of Reis Shares, Series C, for $778,000. Finally, on June 16, 2002, Bear Investor purchased 1,092 Reis Shares, Series D, for $109,200. Bear Investor used its working capital to effect the purchase of all of the Reis Shares. In the Merger, such shares were exchanged for 760,713 shares of Common Stock, or approximately 7.1% of the outstanding Common Stock.
     In late 2007 and early 2008, SVP-RPC distributed all of its Reis Common Stock to its venturers, and Bear Investor distributed all Reis Common Stock (other than approximately 3,000 shares held in escrow by Bear Investor) indirectly owned by the Rosewood Entities to the Rosewood Entities.
     On September 4, 2009, the Rosewood Entities sold 419,645 shares of Reis Common Stock in Rule 144 transactions, and on and after October 7, 2009, through October 20, 2009, sold all remaining shares so that the Rosewood Entities now own no shares of such stock.
     Including shares owned by Bear Investor, certain Sammons entities have beneficial ownership of 6% of the outstanding Common Stock.
Item 4. Purpose of the Transaction
     The sale of 419,645 shares of Common Stock by the Rosewood Entities on September 4, 2009, and the subsequent sale of all remaining shares, represented an investment decision for monetization of such holdings.
     The original acquisition of shares of the Common Stock by each of SVP-RPC and Bear Investor was for investment purposes. To the best of their knowledge, no Reporting Person has any plans or proposals that relate to or would result in any of the activities described in Item 4 of Schedule 13D.
     Depending on market conditions and other factors, the Reporting Persons and the persons listed on Attachments A, B, and C may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons and the persons listed on Attachments A, B and C also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise.
Item 5. Interest in Securities of the Issuer
     The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachments A, B and C relating to beneficial ownership as well as voting or dispositive power are incorporated herein by reference. The Rosewood Entities now own no shares of the outstanding Common Stock and will cease to be Reporting Persons after this filing. Certain of the Sammons Entities have beneficial ownership of 6% of the outstanding Common Stock in the aggregate.
     No Reporting Person, nor, to their knowledge, any person identified on Attachment A has effected any transactions in shares of Common Stock during the preceding sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as disclosed above, no Reporting Person nor, to the best knowledge of such Reporting Persons, any of the persons listed on Attachments A, B or C is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
1.	Joint Filing Agreement, dated as of October 20, 2009, by and among SVP-RPC, RPC, Rosewood, and CHTE, SVP, Consolidated, Sammons, the Sammons Estate, Nacolah, NACLH, Sammons Financial, Bear Investor, Bear Hunter and Grizzly Bear. The parties acknowledge that the following parties upon this filing no longer are part of a group and after this filing no longer will be Reporting Persons or part of this filing agreement: SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, and the Caroline Hunt Trust Estate.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2009

SVP-RPC JOINT VENTURE

By:	Rosewood Property Company, its managing venturer

	By:	/s/ B. Dennis King
	Name:	B. Dennis King
	Title:	Senior Vice President

ROSEWOOD PROPERTY COMPANY

By:	/s/ B. Dennis King

Name:	B. Dennis King
Title:	Senior Vice President

THE ROSEWOOD CORPORATION

By:	/s/ C. Jedson Nau

Name:	C. Jedson Nau
Title:	Senior Vice President

CAROLINE HUNT TRUST ESTATE

By:	/s/ Don W. Crisp

Name:	Don W. Crisp
Title:	Trustee

SAMMONS VENTURE PROPERTIES, INC.
By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	President

CONSOLIDATED INVESTMENT SERVICES, INC.
By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	Senior Vice President, General Counsel and Secretary

SAMMONS ENTERPRISES, INC.
By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	President

CHARLES A. SAMMONS 1987 CHARITABLE REMAINDER TRUST-NUMBER 2
By:	/s/ Robert W. Korba
	Name:	Robert W. Korba

NACOLAH VENTURES, LLC
By:	Sammons Financial Group, Inc.,
its Managing Member

By:	/s/ Darron Ash
	Name:	Darron Ash
	Title:	Senior Vice President

NORTH AMERICAN COMPANY FOR LIFE AND HEALTH
By:	/s/ Darron Ash
	Name:	Darron Ash
Title: Vice President

SAMMONS FINANCIAL GROUP
By:	/s/ Darron Ash
	Name:	Darron Ash
	Title:	Senior Vice President

BEAR INVESTOR JOINT VENTURE

By:	Bear Hunter, L.P.,
a Delaware limited partner
its Managing Venture

	By:	Grizzly Bear LLC
a Delaware limited liability company its General Partner

By: /s/ David M. Jacobs

Name: David M. Jacobs
Title: its Authorized Agent

BEAR HUNTER, L.P.

By:	Grizzly Bear LLC
a Delaware limited liability company
its General Partner

By:	/s/ David M. Jacobs
Name: David M. Jacobs
Title: its Authorized Agent

GRIZZLY BEAR, LLC
By:	/s/ David M. Jacobs
	Name:	David M. Jacobs
	Title:	its Authorized Agent

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of October 20, 2009, by and among SVP-RPC, RPC, Rosewood, and CHTE, SVP, Consolidated, Sammons, the Sammons Trust, Nacolah, NACLH, Sammons Financial, Bear Investor, Bear Hunter and Grizzly Bear, with respect to which the parties acknowledge that the following parties upon this filing no longer are part of a group and after this filing no longer will be Reporting Persons or part of this filing agreement: SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, and the Caroline Hunt Trust Estate.

ATTACHMENT A
THE TRUSTEE AND ADVISORY BOARD MEMBERS
OF CHTE
AND THE DIRECTORS AND
EXECUTIVE OFFICERS OF CERTAIN AFFILIATES
AND SUBSIDIARIES THEREOF

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
Schuyler B. Marshall, Director and President of Rosewood and Senior Vice President and Director of RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	President of Rosewood	10,600

Susan L. Fish, Senior Vice President and Chief Financial Officer of Rosewood and Director and President of RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Senior Vice President and Chief Financial Officer of Rosewood	-0-

C. Jedson Nau, Senior Vice President and General Counsel of Rosewood and Member of Advisory Board of CHTE	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Senior Vice President and General Counsel of Rosewood	-0-

Stephen H. Sands, Director of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Director of Rosewood	-0-

Laurie Sands Harrison, Director of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Director of Rosewood	-0-

Patrick B. Sands, Director of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Director of Rosewood	-0-

John M. Dziminski, Director and Senior Vice President of Rosewood and Director of RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	President of Rosewood Management Corporation	-0-

Charles P. Summerall, Member of the Advisory Board of CHTE	16475 Dallas Parkway Dallas, Texas 75201	Management of Personal and Family Interests	-0-

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
Don W. Crisp, Trustee of CHTE, Member of the Advisory Board of CHTE, Chairman of the Board of Rosewood and Director of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Chairman of the Board of Rosewood	2000

B. Dennis King, Senior Vice President and Director of RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Senior Vice President and Director of RPC	-0-

Nancy K. Dunlap, Vice President and General Counsel of RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Vice President and General Counsel of RPC	-0-

Loren Greaves Vice President of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Vice President of Rosewood and RPC	-0-

Katherine Ramsland Vice President of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Vice President of Rosewood and RPC	-0-

Greg Bates Vice President of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Vice President of Rosewood and RPC	-0-

Angela J. O’Malley Vice President of Rosewood and RPC	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Vice President of Rosewood	-0-

Marti D. Chalk Vice President of Rosewood	2101 Cedar Springs Road Suite 1600 Dallas, Texas 75201	Vice President of Rosewood Corporate Administration, Inc.	-0-

ATTACHMENT B
THE SAMMONS TRUST

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
Robert W. Korba,	5949 Sherry Lane, Suite 1900	Chairman of the Board and	-0-
Chairman of the Board and	Dallas, Texas 75225	Director of Sammons and
Director of Sammons and		Co-Trustee of the Sammons
Co-Trustee of the		Trust
Sammons Trust

Dave Sams,	5949 Sherry Lane, Suite 1900	Director of Sammons and	-0-
Director of Sammons and	Dallas, Texas 75225	Co-Trustee of the Sammons
Co-Trustee of the		Trust
Sammons Trust
SAMMONS VENTURE PROPERTIES, INC.

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
Heather Kreager President	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	President of Sammons and Director of Sammons	-0-

Darron Ash Senior Vice President and Chief Financial Officer	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	Senior Vice President, Sammons Financial Group, Inc.	-0-

Pam Doeppe Vice President and Treasurer	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	Executive of Sammons Group	-0-

Cheryl M. Gosch Secretary	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	Executive of Sammons Group	-0-

Yolanda Brown Assistant Secretary	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	Legal Department, Sammons Group	-0-
NACOLAH VENTURES, LLC

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
Darron Ash Senior Vice President, Sammons Financial Group, Inc., Managing Member of Nacolah Ventures, LLC	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	Senior Vice President, Sammons Financial Group, Inc.	-0-

ATTACHMENT C
DIRECTORS AND EXECUTIVE OFFICERS OF
BEAR HUNTER, L.P.
AND CERTAIN AFFILIATES

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
William S. Buchanan Member, Grizzly Bear, LLC	3636 Potomac Avenue, Dallas, TX 75205	Investments	1,100	/1/

CDJ Family Investment, Ltd. Member, Grizzly Bear, LLC	3401 Armstrong Avenue, Dallas, Texas 75205	Investments	- 0 -

C. Todd Miller Member, Grizzly Bear, LLC	3401 Armstrong Avenue, Dallas, Texas 75205	Real Estate Investment	550	/2/

Paul E. Rowsey, III Member, Grizzly Bear, LLC	3401 Armstrong Avenue, Dallas, Texas 75205	Real Estate Investment	1,100	/1/

/1/	Each of Mr. Buchanan and Mr. Rowsey own 1,100 shares of Common Stock acquired in the Merger on May 31, 2007. In April 2000, each of Mr. Buchanan and Mr. Rowsey acquired 100 Reis shares, which were then converted in the Merger.

/2/	Mr. Miller owns 550 shares of Common Stock acquired in the Merger on May 3, 2007. In April 2000, Mr. Miller acquired 50 Reis shares, which were then converted in the Merger.